NYSE Arca, Inc. hereby notifies the SEC of its intention to remove the entire class of Preferred Share Purchase Rights (the Rights) issued by State Street Corp.(the Company) from listing and registration on the Exchange at the opening of business on November 17, 2006, pursuant to the provisions of Rule 12d2-2(a)(4) as all rights pertaining to the entire class of this security were extinguished on October 20, 2006.

Pursuant to their terms, the Rights expired and became null and void on October 20, 2006. The Rights ceased to trade as of that date.